It's time to take back entertainment!

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UPDATED LINKS

In case you weren't aware, in addition to writing novels I have now ventured into the film and television space to create high quality, biblically-centered entertainment content for all ages. My producing partner and wife Jae and I started [Huff Media Productions](#) in September of 2021 to tell exciting stories with eternal truths. In the fall of 2022 we launched a series titled ***Dot Conner: Webtective*** about a preteen girl investigating questions about her faith as if they were mysteries to be solved. The first 8 episodes of that series are now streaming all around the world, and we're taking Dot's biggest case to the biggest screen!



The movie follows Dot and her friends as they navigate their first week of high school while also trying to unravel the mystery surrounding the disappearance of Dot's father. We are in preproduction right now to begin filming the movie mid-July and are targeting a March 2025 theatrical release. We believe this film will be a part of a new wave of entertainment that is not only fun to watch but reflects traditional, biblical values as well and sends a message to Hollywood that audiences are tired of divisive and degenerate agendas.

But we need your help to accomplish our goal. We are in need of investors to help us produce the movie, and so we are raising a Community Round on WeFunder. Reserve your spot in our round for a minimum of $100. We've soft launched on Wefunder to give early access to our friends, family, and earliest supporters like you:

http://wefunder.com/dotconnerwebtective

Would you be interested in investing, or introducing me to 1-2 others who might be interested in investing?

INVEST NOW

Thank you for your support of our work! And keep an eye out for some exciting news regarding the **Shepherd Suspense** series. John Cross isn't finished yet...

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Mandatory Legal Disclaimer:
Dot Conner, LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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